# WebTez, Inc.

# ANNUAL REPORT

WebTez, Inc.
920 Graves Ave
Oxnard, CA 93030
https://www.modvans.corn/

This Annual Report is dated May 25, 2020.

**BUSINESS**

*Company Overview*

WebTez, Inc. d/b/a ModVans is a Recreational Vehicle (RV) manufacturer based in Ventura, CA. Our focus is on the fastest growing RV segment, Class B RVs. ModVans is an RVIA member and is listed in JD Power's NADA Guides. Our model CV1 camper van is a mass production, multipurpose "soccer mom" compatible RV with good MPG, easy driving, safe and comfortable 2nd row seats with sleek styling for mass market appeal. Our goal is to acquire a percentage of minivan, SUV and pickup truck sales, currently worth over $900 billion/year in the US.

*Competitors and Industry*

Our biggest direct competitors are Sportsmobile and Colorado Camper Vans. Both companies charge more for fewer features (based on public web site data), have long waiting lists (based on ModVans survey) and, in our opinion, use inferior materials, designs and manufacturing techniques. Most of our initial customers initially contacted both companies and ultimately selected ModVans. We believe, the ModVans CV1 is smaller, lighter, easier to drive, more versatile and much less expensive than traditional Class B RVs such as those made by Airstream and Winnebago.

*Current Stage and Roadmap*

ModVans completed the prototype of its model CV1 camper van in July of 2017. In July of 2018, ModVans established product/market fit by selling over $2.4 million worth of CV1 RVs in 11 months with no money spent on marketing. In June of 2018, ModVans started customer deliveries of production model CV1. In July of 2018, ModVans became cash flow positive. ModVans is currently producing 1-2 CV1s per month.

**Previous Offerings**

Between November 16, 2018 and May 25, 2020, we sold 132,497 shares of common stock in exchange for $5.95  per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

Name: Class A Voting Common Stock
Type of security sold: Equity
Final amount sold: $160.00
Number of Securities Sold: 1,600,000
Use of proceeds: This money was used to purchase equipment, for working capital and for cost of goods sold.
Date: October 15, 2018
Offering exemption relied upon: Rule 701

# REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

### Operating Results – 2019 Compared to 2018

- Grew revenues to $1,472,710 vs. $357,013 in 2018
- Improved net income to -$147,864 vs -$517,197 in 2018
- Delivered over 30 model CV1 multipurpose vehicles
- Ended 2019 with $1,317,198 in signed Sales Orders to be fulfilled in 2020

### Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $113,581. The Company intends to raise additional funds through equity financing.

### Debt

Creditor:  Newtek
Amount Owed: $200,887
Interest  Rate: 2.75%
Maturity Date: November 22, 2027

Creditor: Related party transactions
Amount Owed: $33,753
Interest Rate: 0.0%
Maturity Date: January 01, 2027

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Peter J. Tezza II

Peter J. Tezza II's current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: Co-founder and CEO
Dates of Service: February 15, 2012 —Present

Responsibilities: CEO

Position: Director
Dates of Service: February 15, 2012 —Present
Responsibilities: Director

Position: President
Dates of Service: February 15, 2012 —Present
Responsibilities: President

Other business experience in the past three years:

Employer: Find My Path
Title: CTO
Dates of Service: January 01, 2015 — June 01, 2017
Responsibilities: CTO

Other business experience in the past three years:

Employer: Jibebuy
Title: CEO
Dates of Service: January 01, 2013 — January 06, 2017
Responsibilities: CEO

Other business experience in the past three years:

Employer: Tripwire
Title: Engineering Manager / Consultant
Dates of Service: January 01, 2009 — June 01, 2016
Responsibilities: Engineering Manager / Consultant

Name: Laura L. Tezza

Laura L. Tezza's current primary role is with the Issuer. Positions and offices currently held with the
issuer:
Position: Co-founder and Director of Operations
Dates of Service: October 13, 2017 —Present
Responsibilities: Director of Operations

Position: Director
Dates of Service: October 13, 2018 —Present
Responsibilities: Director

Position: CFO

Dates of Service: October 13, 2018 —Present
Responsibilities: CFO

Position: Secretary
Dates of Service: October 13, 2018 —Present
Responsibilities: Secretary

Other business experience in the past three years:

Employer: KMJ Accounting Services
Title: Associate
Dates of Service: January 01, 2017 — October 13, 2017
Responsibilities: Accounting for KMJ clients

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| P.J. Tezza | 1,564,000 | Class A Voting Common Stock | 97.75 |
| Laura L. Tezza | 36,000 | Class A Voting Common Stock | 2.25 |

## RELATED PARTY TRANSACTIONS

Name of Entity: Dale C Leonard
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: Loan from shareholder for $3
Material Terms: No interest or maturity date

Name of Entity: Dale Leonard Jr.
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: Loan from shareholder for $28,250
Material Terms: No interest or maturity date

Name of Entity: Laura Tezza
Relationship to Company: Director
Nature / amount of interest in the transaction: Loan from shareholder for $5,500
Material Terms: No interest or maturity date

## OUR SECURITIES

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 179,831 of Class B Non-Voting Common Stock.

### Class A Voting Common Stock

The amount of security authorized is 1,600,000 with a total of 1,600,000 outstanding.

### Voting Rights

Each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings.

### Material Rights

Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

### Class B Non-Voting Common Stock

The amount of security authorized is 900,000 with a total of 500,000 outstanding.

### Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

*Material Rights*

The amount of security authorized is 900,000 shares. 500,000 shares are committed, but not issued to an incentive pool for directors, advisors, officers and key employees. 400,000 shares are committed, but not issued to be sold via Regulation Crowdfunding or any other legal means to raise capital for the Company's current expansion plan. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

**What it means to be a minority holder**

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.
Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)     to the Company;
(2)     to an accredited investor;
(3)     as part of an offering registered with the SEC; or
(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

**WebTez, Inc.**

By      /s/

Name:     Peter J. Tezza II

Title:     Chief Executive Officer

---

Exhibit A

**FINANCIAL STATEMENTS**

---

# CERTIFICATION

I, Peter J. Tezza II, Principal Executive Officer of WebTez, Inc., hereby certify that the financial statements of WebTez, Inc. included in this Report are true and complete in all material respects.

_____
Principal Executive Officer

# WEBTEZ, INC

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2019 AND 2018 RESTATED
## *(Unaudited)*

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ................................................................................................. 1

FINANCIAL STATEMENTS:

Balance Sheet ................................................................................................................................................. 2

Statement of Operations ................................................................................................................................ 3

Statement of Changes in Stockholders' Equity .............................................................................................. 4

Statement of Cash Flows ................................................................................................................................ 5

Notes to Financial Statements ....................................................................................................................... 6

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors of
WebTez, Inc
Ventura, California

We have reviewed the accompanying financial statements of WebTez, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 24, 2020
Los Angeles, California

**WebTez, Inc.**
**Balance Sheet**
**(Unaudited)**

| As of December 31, | | 2019 | | 2018 Restated |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 113,581 | $ | 59,382 |
| Accounts receivable—net | | - | | - |
| Prepaids and other current assets | | 63,969 | | 63,048 |
| **Total current assets** | | **177,550** | | **122,430** |
| | | | | |
| Property and equipment, net | | 15,566 | | 18,679 |
| **Total assets** | $ | **193,116** | $ | **141,109** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | - | $ | - |
| Convertible note | | - | | - |
| Credit Card | | 367 | | - |
| Short term loan | | - | | - |
| Current portion of SBA loan | | 39,231 | | 21,863 |
| Due to Shareholders | | 33,753 | | 80,000 |
| Other current liabilities | | 29 | | - |
| **Total current liabilities** | | **73,380** | | **101,863** |
| | | | | |
| SBA Loan | | 200,887 | | 238,939 |
| | | | | |
| **Total liabilities** | | **274,267** | | **340,802** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock - Class A | | 160 | | 160 |
| Common Stock - Class B | | 14 | | - |
| Paid in Capital | | 463,381 | | 106,743 |
| Equity Issuance Cost | | (28,022) | | - |
| Retained earnings/(Accumulated Deficit) | | (516,684) | | (306,596) |
| | | | | |
| **Total stockholders' equity** | | **(81,151)** | | **(199,693)** |
| | | | | |
| **Total liabilities and stockholders' equity** | $ | **193,116** | $ | **141,109** |

*See accompanying notes to financial statements.*

**WEBTEZ, INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2019** | | **2018 Restated** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 1,472,710 | $ | 357,013 |
| Cost of goods sold | | 949,348 | | 559,791 |
| Gross profit | | 523,362 | | (202,777) |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 591,314 | | 292,075 |
| Sales and marketing | | 57,446 | | 1,925 |
| Total operating expenses | | 648,760 | | 294,000 |
| | | | | |
| Operating income/(loss) | | (125,398) | | (496,777) |
| | | | | |
| Interest expense | | 20,467 | | 20,422 |
| Other Loss/(Income) | | (0) | | (2) |
| Income/(Loss) before provision for income taxes | | (145,864) | | (517,197) |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net income/(Net Loss)** | **$** | **(145,864)** | **$** | **(517,197)** |

*See accompanying notes to financial statements.*

**WEBTEZ, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**(UNAUDITED)**

For Fiscal Year Ended December 31, 2019 and 2018 Restated

| (in thousands, $US) | Common Stock - Class A | | Common Stock - Class B | | Aditional Paid in Capital | Equity Issuance Cost | Accumulated Deficit | Total Members' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| Balance—December 31, 2017 | 1,600,000 $ | 160 | - $ | - | $ 4,970 | $ - | $ 210,601 | 215,571 |
| Issuance of common shares | - | - | - | - | 101,773 | - | - | 101,773 |
| Net income/(loss) | - | - | - | - | - | - | (517,197) | (517,197) |
| Balance—December 31, 2018 | 1,600,000 $ | 160 | - $ | - | $ 106,743 | $ - | $ (306,596) | $ (199,853) |
| Debt to equity conversion | - | - | 1,260 | 1 | 7,496 | - | - | 7,497 |
| Issuance of Class B shares | - | - | 66,106 | 7 | 105,939 | - | - | 105,946 |
| Issuance of Class B shares | - | - | 64,601 | 6 | 215,182 | - | - | 215,188 |
| Equity issuance costs | - | - | - | - | 28,022 | (28,022) | - | - |
| Dividends | - | - | - | - | - | - | (64,224) | (64,224) |
| Net income/(loss) | - | - | - | - | - | - | (145,864) | (145,864) |
| Balance—December 31, 2019 | 1,600,000 $ | 160 | 131,967 $ | 14 | $ 463,382 | $ (28,022) | $ (516,684) | $ (81,151) |

*See accompanying notes to financial statements.*

**WEBTEZ, INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | **2019** | **2018 Restated** |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ (145,864) | $ (517,197) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Depreciation of property | 3,113 | 3,113 |
| Amortization of intangibles | - | - |
| Bad debt expense | - | - |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | - | 311,848 |
| Inventory | - | - |
| Prepaid expenses and other current assets | (921) | - |
| Accounts payable and accrued expenses | - | - |
| Credit Cards | 367 | - |
| Other current liabilities | 29 | - |
| **Net cash provided/(used) by operating activities** | **(143,276)** | **(202,236)** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of property and equipment | - | - |
| **Net cash provided/(used) in investing activities** | **-** | **-** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Notes Payable | (38,751) | 80,000 |
| Convertible Notes | - | - |
| Short term loan | - | - |
| SBA loan | (20,684) | (19,688) |
| Issuance of preferred shares | 321,134 | 101,773 |
| Dividends | (64,224) | - |
| **Net cash provided/(used) by financing activities** | **197,474** | **162,085** |
| | | |
| Change in cash | 54,199 | (40,151) |
| Cash—beginning of year | 59,382 | 99,533 |
| **Cash—end of year** | **$ 113,581** | **$ 59,382** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ - | $ - |
| Cash paid during the year for income taxes | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ - | $ - |
| Conversion of debt into equity | $ - | $ - |

*See accompanying notes to financial statements.*

*All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.*

## 1. SUMMARY

WebTez, Inc. was formed on February 15, 2012 ("Inception") in the State of Georgia. The financial statements of WebTez, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ventura, California.

WebTez, Inc. doing business as ModVans, operates as a recreational vehicle (RV) manufacturer. The company manufactures a recreational vehicle (RV) model under the name CV1. The model includes features such as solar charging system, pure sine wave inverter / chassis generator, extra large 2 burner propane stove, deep undermount sink, 3 cubic foot high efficiency, compressor based refrigerator, toilet with privacy closet, dedicated house battery system, BTU rooftop air conditioner, electric heater, propane heater, LED lighting system, propane system, fresh water system, and black water.

## 2. RESTATEMENT OF 2018 FINANCIAL RESULTS

The company has restated its previously reported financial statements as at and for the year ended December 31, 2018 and related disclosures. The restatement of the company's financial statements followed an independent review of the year 2019 financial statements. During that review, it was identified that the 2018 equity did not properly roll forward to 2019, causing the company's management to restate the 2018 financial statements because of errors in the accounting system. The effects of the restatement, including the correction of all errors identified by the company's management are reflected in the company's financial statements and accompanying notes included herein. The total cumulative impacts of the restatement through December 31, 2018 are to decrease Accounts receivable, Retained earnings/(Accumulated Deficit) and Paid in capital in the amounts of $909,594.58, $43,689 and $328,616.16 respectively.

The following table summarizes the changes made to the December 31, 2018:

| Financial Statement Mapping | As Reported | Adjustment | As Restated |
|---|---|---|---|
| Accounts receivable—net | 909,594.58 | (909,594.58) | - |
| Cash & cash equivalents | 54,683.73 | 1,698.41 | 56,382.14 |
| Cost of goods sold | 561,656.67 | (1,866.00) | 559,790.67 |
| General and administrative | 349,522.91 | (57,447.80) | 292,075.11 |
| Net revenue | (1,306,258.00) | 949,244.61 | 357,013.39 |
| Prepaids and other current assets | 63,048.00 | 3,000.00 | 66,048.00 |
| Retained earnings/(Accumulated Deficit) | (262,900.34) | (43,689.72) | (306,596.06) |
| Paid in Capital | 435,359.41 | (328,616.16) | 106,743.25 |

## 3.    SIGNIFICANT ACCOUNTING POLICIES

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Laguna CNC Router | 7 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

WebTez, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Revenue Recognition**

The Company will recognize revenues primarily from the sale of recreational vehicles model when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2020, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements.  The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## 4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Inventory Asset | $ 921 | $ - |
| Newtek SBA Escrow | 63,048 | 63,048 |
| **Total Prepaids Expenses and Other Current Assets** | **$ 63,969** | **$ 63,048** |

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| **Other Current Liabilities consist of:** | | |
| California Department of Tax and Fee Administration Payable | $ 29 | $ - |
| **Total Other Current Liabilities** | **$ 29** | **$ -** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Laguna CNC Router | $ 21,792 | $ 21,792 |
| **Property and Equipment, at Cost** | **21,792** | **21,792** |
| Accumulated depreciation | (6,226) | (3,113) |
| **Property and Equipment, Net** | **$ 15,566** | **$ 18,679** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $3,113 and $3,113 respectively.

## 6. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company's authorized the issuance of two classes of shares with $0.0001 par value that consists of 1,600,000 share of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock. As of December 31, 2018, 1,600,000 shares of Class A common stock are issued and outstanding for a consideration of $160.

As of December 31, 2019, 130,707 of Class B common stock are issued and outstanding.

## 7. DEBT

**SBA Loan**

The company signed a long-term loan with Newtek on November 21, 2017 and matures in 10 years. The loan is a Small Business Administration guaranteed loan in the amount of $280,000. The loan has a fluctuating rate calculated on the Prime Rate (as posted in the Wall Street Journal as of the first business day of the month in which SBA receives the application) plus 2.75%. The rate will be adjusted on a quarterly basis on the first day of each calendar quarter, beginning the first calendar quarter following the loan closing. The following is a summary of principal maturities of long-term debt during the next five years. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $200,887 and $238,939, respectively, out of which $39,231 and $21,863 is classified as current portion while the rest of it is non-current portion. The following is a schedule of future maturities:

| | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|---|---|
| SBA Loan #PLP 12958970-04 | 39,231 | 39,231 | 39,231 | 39,231 | 39,231 | 39,231 | 4,733 |

## 8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Net Operating Loss | $ 32,804 | $ (75,734) |
| Valuation Allowance | (32,804) | 75,734 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Net Operating Loss | $ (118,663) | $ (75,734) |
| Valuation Allowance | 118,663 | 75,734 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $143,864. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the

Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

## 9.   RELATED PARTY

As of December 31, 2018, the Company has a loan from its shareholders in the total amount of $80,000. The loan carries no interest.  As of December 31, 2019, the outstanding balance of this loan is $33,753.

## 10.   COMMITMENTS AND CONTINGENCIES

**Operating Leases**

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

| As of Year Ended December 31, 2019 | | |
|---|---|---|
| 2020 | $ | 81,507 |
| 2021 | | 76,437 |
| 2022 | | 76,437 |
| 2023 | | 12,740 |
| 2024 | | - |
| Thereafter | | - |
| **Total future minimum operating lease payments** | $ | 247,120 |

Rent expense for the fiscal years 2019 and 2018 was $34,031 and $25,809, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 24, 2020, the date the financial statements were available to be issued.

On February 7, 2020 the Company signed a month to month commercial single tenant lease agreement with Silvas Investments, LLC for a monthly based rent in the amount of $6,369.75.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $516,684 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties